EXHIBIT 99

Important Factors Regarding Forward Looking Statements

From time to time, we may make forward-looking public statements, such as statements concerning our then-expected future revenues or earnings or concerning projected plans, performance or contract procurement, as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in press releases or in informal statements made with the approval of an authorized executive officer. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “could,” “intend,” “may,” “opportunity,” “plan,” “potential” or similar terms and expressions are intended to identify “forward-looking statements” within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995.

We wish to caution you not to place undue reliance on these forward-looking statements that speak only as of the date on which they are made. In addition, we wish to advise you that the factors listed below, as well as other factors we have not currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any current statement.

We will not undertake and we specifically decline any obligation to publicly release revisions to these forward-looking statements to reflect either circumstances after the date of the statements or the occurrence of events that may cause us to re-evaluate our forward-looking statements.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act, we are hereby filing the following cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us or on our behalf:

If we fail to satisfy our contractual obligations, our ability to compete for future contracts and our financial condition may be adversely affected.

Our failure to comply with contract requirements or to meet our client’s performance expectations when performing a contract could materially and adversely affect our financial performance and our reputation, which, in turn, would impact our ability to compete for new contracts. In addition, our contracts often require us to indemnify clients for our failure to meet performance standards. Some of our contracts contain liquidated damages provisions and financial penalties related to performance failures. Although we have liability insurance, the policy limits may not be adequate to provide protection against all potential liabilities. Further, in order to bid on certain contracts, we are required to post a cash performance bond or obtain a letter of credit to secure our indemnification obligations. If a claim is made against a performance bond or letter of credit, the issuer could demand higher premiums. Increased premiums would adversely affect our earnings and could limit our ability to bid for future contracts.

If we fail to estimate accurately the factors upon which we base our contract pricing, we may have to report a decrease in revenues or incur losses on those contracts.

We derived approximately 36% of our fiscal 2001 revenues from fixed-price contracts and approximately 28% of our fiscal 2001 revenues from performance-based contracts. For fixed-price contracts, we receive our fee if we meet specified objectives or achieve certain units of work. Those objectives might include placing a certain number of welfare recipients into jobs, collecting target amounts of child support payments, completing a particular number of managed care enrollments, or delivering a planning document under a consulting arrangement. For performance-based contracts, we receive our fee on a per-transaction basis. These contracts include, for example, child support enforcement contracts, in which we often receive a fee based on the amount of child support collected. To earn a profit on these contracts, we must accurately estimate costs involved and assess the probability of meeting the specified objectives, realizing the expected units of work or completing individual transactions, within the contracted time period.  If our estimates prove to be inaccurate, we may not achieve the level of profit we expected or we may incur a net loss on a contract.

If we are unable to manage our growth, our profitability will be adversely affected.

Sustaining our growth places significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If our growth comes at the expense of providing quality service and generating reasonable profits, our ability to successfully bid for contracts and our profitability will be adversely affected.

Government entities have in the past and may in the future terminate their contracts with us earlier than we expect, which may result in revenue shortfalls.

Many of our government contracts contain base periods of one or more years, as well as option periods covering more than half of the contract’s potential duration. Government agencies do not have to exercise these option periods. The profitability of some of our contracts could be adversely impacted if the option periods are not exercised. Our contracts also typically contain provisions permitting a government client to terminate the contract on short notice, with or without cause. The unexpected termination of significant contracts could result in significant revenue shortfalls. If revenue shortfalls occur and are not offset by corresponding reductions in expenses, our business could be adversely affected. We cannot anticipate if, when or to what extent a client might terminate its contracts with us.

Government unions may oppose outsourcing of government programs to outside vendors such as us, which could limit our market opportunities.

Our success depends in part on our ability to win profitable contracts to administer and manage health and human services programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. Unions have in the past and are likely to continue to apply political pressure on legislators and other officials seeking to outsource government programs. For example, union lobbying was instrumental in influencing the Department of Health and Human Services to deny a petition to allow private corporations to make Food Stamp and Medicaid eligibility determinations in Texas. Union opposition may result in fewer opportunities for us to service government agencies.

We may lose executive officers and senior managers on whom we rely to generate business and execute projects successfully.

The abilities of our executive officers and our senior managers to generate business and execute projects successfully is important to our success. While we have an employment agreement with one of our executive officers, this agreement does not prevent him from terminating his employment with us. The loss of an executive officer or senior manager could impair our ability to secure and manage engagements.

Government agencies may investigate and audit our contracts and, if any improprieties are found, we may be required to refund revenues we have received, to forego anticipated revenues and may be subject to penalties and sanctions, including prohibitions on our bidding in response to RFPs.

The government agencies we contract with have the authority to audit and investigate our contracts with them. As part of that process, the government agency reviews our performance on the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. If the agency determines that we have improperly allocated costs to a specific contract, we will not be reimbursed for those costs and we will be required to refund the amount of any such costs that have been reimbursed. If a government audit uncovers improper or illegal activities by us or we otherwise determine that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government. Any adverse determination could adversely impact our ability to bid in response to RFPs in one or more jurisdictions.

We may incur significant costs before receiving related revenues which could result in cash shortfalls.

When we are awarded a contract to manage a government program, we may incur significant expenses before we receive contract payments, if any. These expenses include leasing office space, purchasing office equipment and hiring personnel. As a result, in certain large contracts where the government does not fund program start-up costs, we are required to invest significant sums of money before receiving related contract payments. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures to approve governmental budgets in a timely manner. Moreover, any resulting cash shortfall could be exacerbated if we fail to either invoice the government agency or collect our fee in a timely manner.

Inaccurate, misleading or negative media coverage could adversely affect our reputation and our ability to bid for government contracts.

The media frequently focuses its attention on our contracts with government agencies. If the media coverage is negative, it could influence government officials to slow the pace of outsourcing government services, which could reduce the number of RFPs. The media also focuses its attention on the activities of political consultants engaged by us, even when their activities are unrelated to our business, and we may be tainted by adverse media coverage about their activities. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to bid for and win government contracts.

For example, on March 30, 2002, the Baltimore Sun reported that the Governor of Maryland had requested the Attorney General of the State to investigate allegations regarding the performance of the MAXIMUS child support enforcement project in Baltimore. According to the article, an employee of the Maryland Department of Human Resources accused us of a variety of performance and reporting deficiencies. The Attorney General’s office has requested certain documents from us, and we are cooperating fully with that request. We believe the allegations are without merit and intend to cooperate with any investigation or audit of the project.

We obtain most of our business through responses to government RFPs. We may not be awarded contracts through this process in the future and contracts we are awarded may not be profitable.

Substantially all of our clients are government authorities. To market our services to government clients, we are often required to respond to government RFPs. To do so effectively, we must estimate accurately our cost structure for servicing a proposed contract, the time required to establish operations and likely terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within an RFP’s rigid timetable. Our ability to respond successfully to RFPs will greatly impact our business. We may not be awarded contracts through the RFP process and our proposals may not result in profitable contracts.

We may be unable to attract and retain sufficient qualified personnel necessary to sustain our business.

Our delivery of services is labor-intensive. When we are awarded a government contract, we must quickly hire project leaders and case management personnel. The additional staff also creates a concurrent demand for increased administrative personnel. Our success requires that we attract, develop, motivate and retain:

•                  experienced and innovative executive officers;

•                  senior managers who have successfully managed or designed government services programs in the public sector; and

•                  information technology professionals who have designed or implemented complex information technology projects.

Innovative, experienced and technically proficient individuals are in great demand and are likely to remain a limited resource. We may be unable to continue to attract and retain desirable executive officers and senior managers. Our inability to hire sufficient personnel on a timely basis or the loss of significant numbers of executive officers and senior managers could adversely affect our business.

If we fail to establish and maintain important relationships with government entities and agencies, our ability to successfully bid for RFPs may be adversely affected.

To facilitate our ability to prepare bids in response to RFPs, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP. We also engage marketing consultants, including lobbyists, to establish and maintain relationships with elected officials and appointed members of government agencies. The effectiveness of these consultants may be reduced or eliminated if a significant political change occurs. We may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees.  Any failure to maintain positive relationships with government entities and agencies may adversely affect our ability to bid successfully in response to RFPs.

The Federal government may refuse to grant consents and/or waivers necessary to permit private entities, such as us, to perform certain elements of government programs.

Under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver, the state or local agency will be unable to outsource that function to a private entity, such as us, which could eliminate a contracting opportunity or reduce the value of a contract.

Our business could be adversely affected by future legislative changes.

The market for our services depends largely on federal and state legislative programs. These programs can be modified or amended at any time by acts of federal and state governments. For example, in 1996, Congress amended the Social Security Act to eliminate social security and supplemental income benefit payments based solely on drug and alcohol disabilities. That amendment resulted in the termination of our substantial contract with the Social Security Administration that related to the referral and treatment monitoring of recipients of these benefits.

Moreover, part of our growth strategy includes aggressively pursuing opportunities created by the Welfare Reform Act and other federal and state initiatives that we believe will be implemented to encourage long-term changes in the nation’s welfare system by seeking new contracts to administer and new health and welfare programs to manage. However, there are many opponents of welfare reform and, as a result, future progress in the area of welfare reform is uncertain. The repeal of the Welfare Reform Act, in whole or in part, could adversely affect our business. Further, if additional reforms are not proposed or enacted, or if previously enacted reforms are challenged, repealed or invalidated, our growth strategy could be adversely impacted.

If we do not successfully integrate the businesses that we acquire, our results of operations could be adversely affected.

We may be unable to profitably manage businesses that we have acquired or that we may acquire or we may fail to integrate them successfully without incurring substantial expenses, delays or other problems that could negatively impact our results of operations. Since the beginning of our 2000 fiscal year, we have combined with five firms and purchased substantially all of the assets of two firms and a division of another firm.  We are still in the process of integrating the operations of several of these firms.

Business combinations involve additional risks, including:

•                  diversion of management’s attention;

•                  loss of key personnel;

•                  assumption of unanticipated legal or financial liabilities;

•                  becoming significantly leveraged as a result of incurring debt to finance an acquisition;

•                  unanticipated operating, accounting or management difficulties in connection with the acquired entities;

•                  impairment of acquired intangible assets, including goodwill; and

•                  dilution to our earnings per share.

Also, client dissatisfaction or performance problems with an acquired firm could materially and adversely affect our reputation as a whole. Further, the acquired businesses may not achieve the revenues and earnings we anticipated.

Federal government officials may discourage state and local governmental entities from engaging us, which may result in a decline in revenues.

To avoid higher than anticipated demands for federal funds, federal government officials occasionally discourage state and local authorities from engaging private consultants to advise them on maximizing federal funding. If state and local officials are dissuaded from engaging us for revenue maximization services, we will not receive contracts for, or revenues from, those services.

We face competition from a variety of organizations, many of which have substantially greater financial resources than we do; we may be unable to compete successfully with these organizations.

Our Health Management Services Group and Human Services Group competes for program management contracts with the following:

•                  government services divisions of large organizations such as Lockheed Martin Corporation, Electronic Data Systems, Inc. and Accenture;

•                  specialized service providers such as Benova, Inc., Policy Studies Incorporated, Affiliated Computer Services, Inc. and America Works, Inc.; and

•                  local non-profit organizations such as the United Way, Goodwill Industries and Catholic Charities.

Our Consulting Group competes with the consulting divisions of the “Big 5” accounting firms and small, specialized consulting firms.

Our Systems Group competes with a large number of competitors, including Unisys, KPMG, Accenture, Litton PRC (a Northrop Grumman Company), Peregrine Systems, Inc. and Electronic Data Systems, Inc.

Many of these companies are national and international in scope and have greater resources than we have. Substantial resources could enable certain competitors to initiate severe price cuts or take other measures in an effort to gain market share. In addition, we may be unable to compete for the limited number of large contracts because we may not be able to meet an RFP’s requirement to obtain and post a large cash performance bond. Also, in some geographic areas, we face competition from smaller consulting firms with established reputations and political relationships. We may be unable to compete successfully against our existing or any new competitors.

As a consequence of the terrorist attacks on September 11, 2001, if the unanticipated expenses of heightened security measures implemented by Federal, state and local governmental agencies exceed budgeted amounts, then the amounts budgeted for our services by governmental agencies may be reduced or reallocated, in some cases significantly, which would adversely affect our business and results of operations.

As a consequence of the terrorist attacks on September 11, 2001, we believe that the unanticipated expenses of heightened security measures implemented by federal, state and local governmental agencies may exceed budgeted amounts.  In the near term, we believe that these government agencies will have sufficient resources to continue to fund increased security measures without significant budget adjustments.  Therefore, we currently expect that the market for our services will remain relatively unchanged.  However, our expectation assumes that the terrorist attacks on September 11 were a one-time event and that there will be no additional events of this magnitude.  If additional events should occur that result in significantly greater expenditures for tighter security measures, or such additional security measures are required to be sustained for extended periods of time, then the amounts budgeted for our services by governmental agencies may be reduced or reallocated, in some cases significantly, which would adversely affect our business and results of operations.

We may not receive sufficient payments in a quarter to cover all of our costs in that quarter.

A number of factors cause our payments and operating results to vary from quarter to quarter, including:

•                  the progression of contracts;

•                  the levels of revenues earned on fixed-price and performance-based contracts (including any adjustments in expectations for revenue recognition on fixed-price contracts);

•                  the commencement, completion or termination of contracts during any particular quarter;

•                  the schedules of government agencies for awarding contracts;

•                  the term of awarded contracts; and

•                  potential acquisitions.

Changes in the volume of activity and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a large amount of our expenses are fixed. Moreover, we incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter.

Our stock price is volatile.

We first publicly issued common stock on June 13, 1997 at $16.00 per share in our initial public offering. Between June 13, 1997 and May 3, 2002, the sales price of our common stock has ranged from a high of $49.25 per share to a low of $17.00 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

•                  quarterly fluctuations in results of operations;

•                  the failure to be awarded a significant contract on which we have bid;

•                  the termination by a government client of a material contract;

•                  the announcement of new services by competitors;

•                  political and legislative developments adverse to the privatization of government services;

•                  changes in or failure to meet earnings estimates by securities analysts;

•                  sales of common stock by existing shareholders or the perception that these sales may occur;

•                  adverse judgments or settlements obligating us to pay damages;

•                  negative publicity; and

•                  loss of key personnel.

In addition, overall volatility has often significantly affected the market prices of securities for reasons unrelated to a company’s operating performance. In the past, securities class action litigation has often been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against us could cause us to incur substantial costs and could lead to the diversion of management’s attention and resources.

Our articles of incorporation and bylaws include provisions that may have anti-takeover effects.

Our Articles of Incorporation and bylaws include provisions that may delay, deter or prevent a takeover attempt that shareholders might consider desirable. For example, our Articles of Incorporation provide that our directors are to be divided into three classes and elected to serve staggered three-year terms. This structure could impede or discourage an attempt to obtain control of us by preventing stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to take control of us without the consent of our board of directors. Our Articles of Incorporation further provide that our shareholders may not take any action in writing without a meeting. This prohibition could impede or discourage an attempt to obtain control of us by requiring that any corporate actions initiated by shareholders be adopted only at properly called shareholder meetings.

Our president and chief executive officer owns sufficient shares of our common stock to significantly affect the results of any shareholder vote.

Our President and Chief Executive Officer, Dr. David Mastran, beneficially owns approximately 11.4% of our common stock.  As a result, Dr. Mastran has the ability to significantly influence the outcome of matters requiring a shareholder vote, including the election of the board of directors, amendments to our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. The interests of Dr. Mastran may differ from the interests of our other shareholders, and Dr. Mastran may be able to delay or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over the then- current market price for their shares.